Exhibit (e)
AUDITOR’S CONSENT
     We consent to the incorporation by reference in the registration statements (Nos. 333-158277 and 333-166911) on Form S-B of KfW of our report dated March 8, 2011, with respect to the consolidated financial statements of KfW as of December 31, 2010 and 2009, comprising the statements of comprehensive income, statements of financial position, statements of changes in equity, statements of cash flows and the notes to the consolidated financial statements for the years then ended, and the group management report for the business year from January 1, 2010 to December 31, 2010, which appears in KfW’s Annual Report on Form 18-K for the year ended December 31, 2009, as amended.
/s/ KPMG AG Wirtschaftsprüfungsgesellschaft
Frankfurt
April 8, 2011